ITEM 77C- Matters submitted to a Vote of Security Holders

At a April 13, 2006, Special Meeting of Shareholders for ING Global Resources Portfolio and ING AllianceBernstein Mid Cap Growth Portfolio, each a Series of ING Investors Trust, shareholders were asked to:

      1. To approve a new sub-advisory agreement for ING Global Resources Portfolio between Directed Services, Inc. ("DSI"), the Portfolio's investment adviser, and ING Investment Management Co. ("ING IM") under which ING IM would serve as sub-adviser to the Portfolio, with no change in the investment adviser or the overall management fee paid by the Portfolio to DSI; and

      2. To approve a change in the investment objective for ING AllianceBernstein Mid Cap Growth Portfolio from a fundamental investment objective of long-term total return to a non-fundamental investment objective of long-term growth of capital.

                                                                    Shares voted
                                                                     against or
                                 Proposal     Shares voted for        withheld        Shares abstained   Total Shares Voted
                                 --------     ----------------        --------        ----------------   ------------------
ING Global Resources
Portfolio                           1          19,693,165.244        502,670.529        995,369.240        21,191,205.013

ING AllianceBernstein Mid
Cap Growth Portfolio                2          27,544,438.582       1,539,885.352      2,220,150.565       31,304,474.499